UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

EasyLink Services International Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

46059F109
(CUSIP Number)

Adam J. Semler
JGD Management Corp.
767 Fifth Avenue, 17th Floor
New York, New York 10153

With copies to:
Richard P. Swanson, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 46059F109

1	NAMES OF REPORTING PERSONS:
	JGD Management Corp. EIN: 13-3633324
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,621,100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,621,100

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,621,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒

	(Excludes certain shares issuable upon exercise of the Notes and Warrants as described in Item 4, each of which is subject to a 9.9% blocker provision.)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Introduction

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of EasyLink Services International Corporation (formerly named Internet Commerce Corporation) (the “Company”).

The principal executive offices of the Company are located at 6025 The Corners Parkway, Suite 100, Norcross, Georgia 30092.

Item 2.  Identity and Background

(a) This statement is filed by JGD Management Corp. (“JGD” or the “Reporting Person”), a Delaware corporation, d/b/a York Capital Management, with respect to shares of Common Stock directly owned by:

(i)	York Capital Management, L.P. (“York Capital”), a Delaware limited partnership;

(ii)	York Investment Limited (“York Investment”), a corporation of the Commonwealth of The Bahamas;

(iii)	York Select, L.P. (“York Select”), a Delaware limited partnership;

(iv)	York Select Unit Trust (“York Select Trust”), a trust organized under the laws of the Cayman Islands;

(v)	York Credit Opportunities Fund, L.P. (“York Credit Opportunities”), a Delaware limited partnership;

(vi)	York Global Value Partners, L.P. (“York Global Value”), a Delaware limited partnership; and

(vii)	one other account (the “Managed Account”).

The General Partners of York Capital, York Select, York Credit Opportunities and York Global Value and the managers of York Investment and York Select Trust have delegated certain management and administrative duties of such investment funds to JGD. JGD also manages the Managed Account. Accordingly, JGD may be deemed to have beneficial ownership over the shares of Common Stock reported in this Statement.

The sole shareholder of JGD is James G. Dinan.

Dinan Management, L.L.C. (“Dinan Management”), a New York limited liability company, is the General Partner of York Capital. James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management.

York Offshore Holdings, Limited (“York Offshore Limited”), a corporation of the Commonwealth of the Bahamas, is the investment manager of York Investment. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited.

York Select Domestic Holdings, LLC, a New York limited liability company, is the General Partner of York Select. James G. Dinan and Daniel A. Schwartz are the controlling members of York Select Domestic Holdings, LLC.

York Select Offshore Holdings, LLC, a New York limited liability company, is the investment manager of York Select Trust. James G. Dinan and Daniel A. Schwartz are the controlling members of York Select Offshore Holdings, LLC.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company, is the General Partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings, LLC.

York Global Value Holdings, LLC, a New York limited liability company, is the General Partner of York Global Value. James G. Dinan and Daniel A. Schwartz are the controlling members of York Global Value Holdings, LLC.

The name of each director and each executive officer of JGD, York Investment and York Offshore Limited is set forth on Exhibits 1, 2 and 3, respectively, attached hereto, which are incorporated herein by reference.

(b) The principal business address of each of JGD, York Capital, Dinan Management, York Investment, York Offshore Limited, York Select, York Select Trust, York Credit Opportunities, York Global Value, York Credit Opportunities Domestic Holdings, LLC, York Select Offshore Holdings, LLC, York Select Domestic Holdings, LLC, York Global Value Holdings, LLC, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated herein by reference.
(c) JGD and its affiliates are investment managers of certain investment funds and accounts for which they have discretionary investment authority.

York Capital is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the General Partner of York Capital and another privately owned limited partnership.

York Investment is a privately owned investment company in the principal business of purchasing for investment trading purposes securities and other financial instruments.

York Offshore Limited is a privately owned company in the principal business of acting as the investment manager of York Investment.

York Select is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

York Select Domestic Holdings, LLC is a privately owned limited liability company in the principal business of acting as the General Partner of York Select.

York Select Trust is a privately owned investment company in the principal business of purchasing for investment trading purposes securities and other financial instruments.

York Select Offshore Holdings, LLC is a privately owned limited liability company in the principal business of acting as the investment manager of York Select Trust.

York Credit Opportunities is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

York Credit Opportunities Domestic Holdings, LLC is a privately owned limited liability company in the principal business of acting as the General Partner of York Credit Opportunities.

York Global Value is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

York Global Value Holdings, LLC is a privately owned limited liability company in the principal business of acting as the General Partner of York Global Value.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated herein by reference.

(d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

As of March 31, 2008, the aggregate amount of funds used to purchase the securities of the Company listed in Item 5(a)(i) was $71,826,520.99.

The source of the funds used by the Reporting Person for the purchase of the securities of the Company listed in Item 5(a)(i) was the respective working capital of the following advisory clients of the Reporting Person: (i) approximately $7,450,909 of working capital of York Capital; (ii) approximately $22,244,212 of working capital of York Investment; (iii) approximately $8,150,084 of working capital of York Select; (iv) approximately $9,593,530 of working capital of York Select Trust; (v) approximately $22,474,374 of working capital of York Credit Opportunities; (vi) approximately $135,283 of working capital of York Global Value; and (vii) approximately $1,778,129 of working capital of the Managed Account. Working capital in each of these cases was provided by capital contributions of partners, unitholders or shareholders, as the case may be, or the amount deposited in the Managed Account, and internally generated funds.

Item 4. Purpose of Transaction

Initial Transaction with the Company.

The Transaction. On May 3, 2007, York Capital Management, L.P., York Investment Limited, York Select, L.P., York Select Unit Trust and York Credit Opportunities Fund, L.P. (collectively, the “York Funds”) entered into a Securities Purchase Agreement with the Company (the “Original Purchase Agreement”). The Original Purchase Agreement requires the York Funds to purchase the following Company securities in a private placement transaction: (i) between $20,000,000 and $30,000,000 in original principal amount of Series A Senior Secured Convertible Notes (the “Series A Notes”), as determined by the Company; (ii) $30,000,000 in original principal amount of the Company’s Series B Senior Secured Convertible Notes (the “Series B Notes”); (iii) warrants to purchase shares of Common Stock (the “Warrants”) in an amount equal to 30% of the quotient obtained by dividing (x) the original principal amount of the Series B Notes issued by the Company, by (y) $2.53; and (iv) additional investment rights to acquire up to $10,000,000 in original principal amount of Series A-1 Senior Secured Convertible Notes (the “Series A-1 Notes”, and together with the Series A Notes and the Series B Notes, the “Notes”), which will have substantially the same terms as the Series A Notes (the “Additional Investment Rights” and together with the Series A Notes, the Series B Notes and the Warrants, the “Securities”), all as more fully described in this Item 4 and in the Original Purchase Agreement, for an aggregate purchase price between $50 million and $60 million, depending on the amount of the Series A Notes that the Company elects to sell and issue pursuant to the Original Purchase Agreement. The Company’s purpose for issuing such Securities to the York Funds was to finance the Company’s acquisition and merger with Easylink Services Corporation (the “Merger”), and the Original Purchase Agreement provided for the issuance and sale of such Securities contemporaneously with the closing of the Merger.

On July 2, 2007, in order to provide bridge financing in advance of the Merger, the York Funds entered into a Securities Purchase Agreement with the Company (the “Bridge Agreement”), pursuant to which the York Funds purchased $10 million in original principal amount of the Company’s Senior Secured Convertible Bridge Notes (the “Bridge Notes”) for an aggregate purchase price of $10 million. The Bridge Notes bore interest at the prime rate, and had a maturity on the earliest of (i) the consummation of the Merger, (ii) the termination of the applicable Merger Agreement pursuant to the terms thereof, and (iii) September 1, 2007, and provided for their conversion into additional Series A Notes and Series B Notes, pro rata among Series A Notes and Series B Notes according to the proportion of Series A Notes and Series B Notes purchased by the holder of the applicable Bridge Notes under the Original Purchase Agreement.

On August 20, 2007 (the “Closing Date”), the Merger was consummated, and pursuant to the Original Purchase Agreement, as amended by the Amendment to the Securities Purchase Agreement, dated as of August 20, 2007, by and among the Company and the York Funds (as further amended to date, the “Purchase Agreement”), and the Bridge Agreement, the York Funds purchased from the Company for an aggregate purchase price of $70,105,420: (i) $35,052,708 in original principal amount of the Series A Notes; (ii) $35,052,708 in original principal amount of the Series B Notes; (iii) Warrants to purchase 4,156,448 shares of the Common Stock; and (iv) Additional Investment Rights to acquire up to $10,000,000 in original principal amount of Series A-1 Notes. In addition to the $30,000,000 in original principal amount of the Series A Notes, $30,000,000 in original principal amount of the Series B Notes, the Warrants and the Additional Investment Rights issued and sold pursuant to the Purchase Agreement for an aggregate cash consideration of $60,000,000, $5,052,708 in original principal amount of the Series A Notes and $5,052,708 in original principal amount of the Series B Notes were issued upon conversion of the outstanding principal amount of, and a portion of the accrued interest on, the Bridge Notes. A portion of the accrued interest, in the amount of $9,166.67, was paid in cash to the York Funds and not converted.

The Securities. The Series A Notes bear interest at the prime rate plus 75 basis points (0.75%) less an interest factor based on the performance of the Common Stock, as more fully described in the Series A Notes, and interest is payable either quarterly in arrears or annually in advance at the Company’s option. The Series B Notes bear interest at the prime rate plus 300 basis points (3.00%) less an interest factor based on the performance of the Common Stock, as more fully described in the Series B Notes, and interest is payable either quarterly in arrears or annually in advance at the Company’s option. Both the Series A Notes and the Series B Notes have a term of four years, are repayable in 30 equal monthly installments of principal beginning 18 months after the issuance thereof, and can be prepaid subject to a 25% prepayment penalty and certain other conditions except that the Company can prepay a portion of the Series A Notes, the Series B Notes and the Series A-1 Notes not to exceed $15,000,000 in the aggregate subject only to a 12.5% prepayment penalty in a manner and amount as described below. Both the Series A Notes and the Series B Notes can be converted at any time and from time to time into the number of shares of Common Stock equal to the principal amount of such Series A Notes or Series B Notes being converted, plus accrued but unpaid interest thereon through conversion date, divided by a conversion price of $3.036 (subject to adjustment as provided in the Series A Notes and the Series B Notes).

The Warrants entitle the York Funds to acquire an aggregate of 4,156,448 shares of the Common Stock. The Warrants are exercisable at a price of $3.34 per share from the closing of the Merger until the fifth anniversary of the date a registration statement covering the resale of the shares issuable upon exercise of the Warrants is declared effective by the Securities and Exchange Commission. The exercise price of the Warrants is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales. The Warrants may be exercised on a cashless basis if there is no effective registration statement under the Exchange Act covering the resale of the underlying Common Stock.

The Additional Investment Rights entitle the York Funds to acquire in the aggregate up to $10,000,000 in aggregate original principal amount of Series A-1 Notes at any time, and from time to time, after the closing of the Merger and through and including the first date on which the aggregate principal amount of all outstanding Notes (as defined in the Purchase Agreement) is less than $20,000,000. The exercise price to be paid is the original principal amount of the Series A-1 Notes being acquired pursuant to such exercise of the applicable Additional Investment Right.

Any Series A-1 Notes issued pursuant to the exercise of any Additional Investment Right will bear interest at the prime rate plus 75 basis points (0.75%) less an interest factor based on the performance of the Common Stock, as more fully described in the form of the Series A-1 Notes, and interest will be payable either quarterly in arrears or annually in advance at the Company’s option. The Series A-1 Notes will have a term of four years, will be repayable in 30 equal monthly installments of principal beginning 18 months after the issuance thereof, and will include a provision providing for prepayment subject to a 25% prepayment penalty and certain other conditions, provided that the Company shall be entitled to prepay in cash a portion of the outstanding principal amount of the Series A-1 Notes subject to only a 12.5% prepayment penalty in the manner and amount as described below. The Series A-1 Notes will be convertible at any time and from time to time into the number of shares of Common Stock equal to the principal amount of such Series A-1 Note being converted, plus accrued but unpaid interest thereon through conversion date, divided by a conversion price equal to the lesser of: (i) 120% of the arithmetic average of the volume weighted average trading price per share of Common Stock for the ten consecutive trading days prior to the original issue date of such Series A-1 Note; (ii) 120% of the closing price on the trading day immediately prior to April 14, 2007; (iii) 120% of the closing price on the trading day immediately preceding the original issue date of such Series A-1 Note; and (iv) the conversion price then in effect on any Series A Note (which conversion price will be subject to adjustment as provided in the form of the Series A-1 Notes).

Security Interest. As security for the Notes, the Company and each Company subsidiary respectively entered in a Security Agreement with York Capital Management, L.P. as agent for the York Funds, under which the Company and each Company subsidiary respectively granted to York Capital Management, L.P., as agent on behalf of the York Funds a first priority security interest in all of the personal property and other assets of the Company and each Company subsidiary, as applicable, whether now owned or later acquired, existing today or later arising, and regardless of where located, including all accounts, chattel paper, commercial tort claims, deposit accounts, documents, equipment, financial assets, fixtures, general intangibles, goods, instruments, inventory, investment property, letter-of-credit rights, letters-of-credit and money of the Company (as all such terms are defined in the Uniform Commercial Code as in effect in the State of New York). The Company’s subsidiaries have guaranteed the repayment of the Notes and provided a security interest in their assets as collateral to secure such guarantees. The Company has pledged the shares of capital stock in certain of its subsidiaries.

Certain Prepayments. Pursuant to the terms of the Notes and the Purchase Agreement, if the aggregate amount outstanding under the Notes, including any interest accrued and unpaid thereon, on December 17, 2007 exceeds $60,000,000, the Company shall within two business days prepay such excess portion. The prepayment of any such excess shall be subject to a 12.5% prepayment penalty and must be prepaid as follows: (i) first, pro rata among the Series A Notes and the Series B Notes up to an aggregate of $10,000,000; (ii) second, in respect of any outstanding amounts under the Series B Notes, up to $5,000,000; (iii) third, in respect of any outstanding amounts under the Series A Notes or the Series A-1 Notes, until each are repurchased or repaid in full; and (iv) thereafter, in respect of any outstanding amounts remaining under the Series B Notes, unless, in each case, the applicable York Fund otherwise requests in writing. In addition, if the Company completes certain types of asset sales prior to August 20, 2008, the Company may use the proceeds thereof to prepay, subject to a 12.5% prepayment penalty, an amount of principal of the Series B Notes not to exceed $5,000,000 less any amount of principal of the Series B Notes previously prepaid as described above.

On December 18, 2007, the Company and the York Funds entered into the Second Amendment to the Original Purchase Agreement, whereby the Company and the York Funds acknowledged and agreed that the Company had made the prepayment offers required by the Purchase Agreement up to the date thereof. Subsequently, the York Funds declined such prepayment offers.

York Redemption Rights. The Notes are subject to certain redemption and repurchase rights in favor of the York Funds upon the occurrence of certain events of default, the incurrence of certain debt, the consummation of certain issuances of capital stock or a change of control. Upon the occurrence of certain bankruptcy-related events, all amounts payable under the Notes are accelerated. The Notes include default provisions based upon (i) a failure by the Company to pay its obligations under the Notes when due, (ii) an uncured default by the Company and/or certain of its subsidiaries (the “Companies”) under certain third-party agreements, (iii) the entry of certain judgments against the Companies, (iv) a breach of the representations and warranties made by the Companies to the Funds, (v) the Companies’ uncured failure to perform material obligations to the York Funds, (vi) a material adverse change to the Companies as a whole and (vii) certain bankruptcy-related events.

Each of the Notes and the Warrants contains a provision prohibiting the issuance of fractional shares of Common Stock on the conversion or exercise thereof; if any fractional share of Common Stock would, except for such provision, be issuable upon such conversion or exercise, then the number of shares of Common Stock to be issued will be rounded up to the nearest whole share.

In addition, each of the Notes and the Warrants contains a provision that prohibits conversion or exercise thereof if after such conversion or exercise, the York Funds and their affiliates would beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock (such provision, the “Blocker Provision”). If the Blocker Provision were not in effect with respect to each of the Notes and the Warrants, the York Funds and their affiliates would beneficially own, as of March 31, 2008, 31,156,311 shares of Common Stock in the aggregate, consisting of 11,545,688 shares of Common Stock in respect of the Series A Notes, 11,545,688 shares of Common Stock in respect of the Series B Notes, 3,293,808 shares of Common Stock in respect of the Series A-1 Notes, 4,156,448 shares of Common Stock in respect of the Warrants, and 614,679 shares of Common Stock purchased pursuant to the Oppenheimer Purchase Agreement (as defined below), which would collectively comprise 56.6% of the outstanding Common Stock of the Company as of March 31, 2008.1

In addition, each of the Purchase Agreement and the Notes contains affirmative and negative covenants requiring certain actions by, or restricting the ability to take certain actions without the prior written consent of the York Funds of, the Company and its subsidiaries. The negative covenants limit the Company’s and its subsidiaries’ ability to (a) merge, consolidate, dissolve or liquidate, (b) repurchase or redeem shares of capital stock, (c) declare or pay dividends or make distributions, (d) sell assets, (e) materially change their accounting or tax methods, or (f) make certain fundamental changes to its business.

1 Based on an aggregate of 55,010,970 shares of Common Stock, which consists of (i) 24,469,338 shares of Common Stock issued and outstanding as of March 6, 2008, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on March 17, 2008; and (ii) 30,541,632 shares of Common Stock issuable upon the conversion of the Series A Notes, the Series B Notes and the Series A-1 Notes (assuming exercise of the Additional Investment Rights) and upon the exercise of the Warrants.

Registration Rights. Pursuant to the terms of the Original Purchase Agreement, the Company agreed, among other things, to prepare and file a shelf registration statement covering the resale of the Common Stock issuable upon conversion of the Notes and exercise of the Warrants and any other shares of Common Stock that may be issuable in accordance with the terms of the transactions contemplated by the Purchase Agreement and the Notes and securities exchangeable therefore, as promptly as possible but in any event on or prior to the 30th day after August 20, 2007. The Company filed a Registration Statement on Form S-3 with the SEC on September 19, 2007 with respect to certain Registrable Securities (as defined in the Purchase Agreement), but with the consent of the York Funds, the Company has determined to discontinue its efforts to pursue such registration.

The Company and the York Funds subsequently entered into the Third Amendment to the Original Purchase Agreement on February 22, 2008, in which the Company agreed to prepare and file a shelf registration statement covering the resale of the Registrable Securities upon the written request of York Funds holding a majority of the Registrable Securities. The Company will be required to keep such registration statement effective until the earlier of: (i) the fifth anniversary of the date that such registration statement is first declared effective by the SEC; (ii) such time as all Registrable Securities covered by such registration statement have been sold publicly; or (iii) such time as all of the Registrable Securities covered by such registration statement may be sold pursuant to Rule 144(k). The Purchase Agreement also provides the York Funds with piggyback registration rights with respect to certain offerings of the Company’s Common Stock.

The preceding description of each of the Additional Investment Rights, the Series A-1 Notes, the Series A Notes, the Series B Notes, the Warrants, the Bridge Notes, the Purchase Agreement and the Bridge Agreement is a summary only and is qualified in its entirety by reference to the copies of the form of the Additional Investment Rights, the form of the Series A-1 Notes, the form of the Series A Notes, the form of the Series B Notes, the form of the Warrants, the form of the Bridge Notes, the Purchase Agreement and the Bridge Agreement filed as exhibits to this Statement and incorporated herein by this reference.

Subsequent Purchase of Shares.

On March 31, 2008, the York Funds, York Global Value and the Managed Account (collectively, the “Purchaser”), pursuant to a Stock Purchase Agreement (the “Oppenheimer Purchase Agreement”) with Oppenheimer & Co. Inc., which received shares of Common Stock as partial payment for investment banking services rendered to the Company, purchased 614,679 shares of Common Stock for a purchase price per share of $2.80 for an aggregate sale price of $1,721,101.20.

The Reporting Person acquired the securities of the Company described in this Item 4 for investment purposes. In the ordinary course of its investment trading business, representatives of the Reporting Person, from time to time, engage in discussions with the management and directors of companies in which it has invested (on behalf of the Reporting Person’s advisory clients) concerning the business and operations of such companies and possible approaches to maximizing shareholder value. In addition, the Reporting Person reserves the right to purchase or otherwise acquire additional shares of Common Stock and other securities of the Company, including, without limitation, pursuant to the conversion of the Notes and the exercise of the Warrants and the Additional Investment Rights, either separately or together with other persons, to sell all or some of the shares of Common Stock and other securities of the Company beneficially owned by the Reporting Person, or to otherwise trade in the shares of Common Stock and other securities of the Company, in open market or private transactions, provided that in its judgment such transactions present an attractive (long-term or short-term) opportunity for profit.

Except as described above, the Reporting Person does not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

(j) any action similar to those numerated in clauses (a)-(i) above; provided, however, the Reporting Person reserves the right to separately or collectively consider plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(i) above in the future depending upon then existing factors, including without limitation the market for the securities of the Company described in this Item 4, the Company’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Item 5.  Interest in Securities of the Issuer

(a) (i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,621,100 shares of Common Stock (consisting of (v) 614,679 shares of Common Stock, (w) shares of Common Stock issuable upon the conversion of the Series A Notes, (x) shares of Common Stock issuable upon conversion of the Series B Notes, (y) shares of Common Stock issuable upon conversion of the Series A-1 Notes, assuming the exercise of the Additional Investment Rights and (z) shares of Common Stock issuable upon full exercise of the Warrants, in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock), which together constitute approximately 9.9% of the issued and outstanding shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by JGD.

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,621,100 shares of Common Stock (consisting of (v) 73,815 shares of Common Stock, (w) shares of Common Stock issuable upon the conversion of the applicable Series A Notes, (x) shares of Common Stock issuable upon conversion of the applicable Series B Notes, (y) shares of Common Stock issuable upon conversion of the applicable Series A-1 Notes, assuming the exercise of the applicable Additional Investment Rights and (z) shares of Common Stock issuable upon full exercise of the applicable Warrants, in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock), which together constitute approximately 9.9% of the issued and outstanding shares of Common Stock. As the General Partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital. In addition, as the controlling members of Dinan Management, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

(iii) York Investment may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,621,100 shares of Common Stock (consisting of (v) 216,077 shares of Common Stock, (w) shares of Common Stock issuable upon the conversion of the applicable Series A Notes, (x) shares of Common Stock issuable upon conversion of the applicable Series B Notes, (y) shares of Common Stock issuable upon conversion of the applicable Series A-1 Notes, assuming the exercise of the applicable Additional Investment Rights and (z) shares of Common Stock issuable upon full exercise of the applicable Warrants, in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock), which together constitute approximately 9.9% of the issued and outstanding shares of Common Stock. As the investment manager of York Investment, York Offshore Limited may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment. In addition, as the controlling shareholder of York Offshore Limited, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment.

(iv) York Select may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,621,100 shares of Common Stock (consisting of (v) 73,144 shares of Common Stock, (w) shares of Common Stock issuable upon the conversion of the applicable Series A Notes, (x) shares of Common Stock issuable upon conversion of the applicable Series B Notes, (y) shares of Common Stock issuable upon conversion of the applicable Series A-1 Notes, assuming the exercise of the applicable Additional Investment Rights and (z) shares of Common Stock issuable upon full exercise of the applicable Warrants, in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock), which together constitute approximately 9.9% of the issued and outstanding shares of Common Stock. As the General Partner of York Select, York Select Domestic Holdings, LLC may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select. In addition, as the controlling members of York Select Domestic Holdings, LLC, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select.

(v) York Select Trust may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,621,100 shares of Common Stock (consisting of (v) 87,907 shares of Common Stock, (w) shares of Common Stock issuable upon the conversion of the applicable Series A Notes, (x) shares of Common Stock issuable upon conversion of the applicable Series B Notes, (y) shares of Common Stock issuable upon conversion of the applicable Series A-1 Notes, assuming the exercise of the applicable Additional Investment Rights and (z) shares of Common Stock issuable upon full exercise of the applicable Warrants, in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock), which together constitute approximately 9.9% of the issued and outstanding shares of Common Stock. As the investment manager of York Select Trust, York Select Offshore Holdings, LLC may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select Trust. In addition, as the controlling members of York Select Offshore Holdings, LLC, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select Trust.

(vi) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,621,100 shares of Common Stock (consisting of (v) 97,974 shares of Common Stock, (w) shares of Common Stock issuable upon the conversion of the applicable Series A Notes, (x) shares of Common Stock issuable upon conversion of the applicable Series B Notes, (y) shares of Common Stock issuable upon conversion of the applicable Series A-1 Notes, assuming the exercise of the applicable Additional Investment Rights and (z) shares of Common Stock issuable upon full exercise of the applicable Warrants, in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock), which together constitute approximately 9.9% of the issued and outstanding shares of Common Stock. As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings, LLC may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Credit Opportunities. In addition, as the controlling members of York Credit Opportunities Domestic Holdings, LLC, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Credit Opportunities.

(vii) York Global Value may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 48,315 shares of Common Stock, which constitute approximately 0.2% of the issued and outstanding shares of Common Stock. As the General Partner of York Global Value, York Global Value Holdings, LLC may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Global Value. In addition, as the controlling members of York Global Value Holdings, LLC, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Global Value.

(viii) To the knowledge of the Reporting Person, except as described above, no shares of Common Stock are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1, 2 or 3.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, York Capital, York Investment, York Select, York Select Trust and York Credit Opportunities are based on an aggregate of 26,475,759 shares of Common Stock, which consists of (i) 24,469,338 shares of Common Stock issued and outstanding as of March 6, 2008, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on March 17, 2008; and (ii) 2,006,421 shares of Common Stock issuable upon the conversion of the Series A Notes, the Series B Notes and the Series A-1 Notes (assuming exercise of the Additional Investment Rights) and upon the exercise of the Warrants, in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock. The percentage of ownership described above for York Global Value is based on an aggregate of 24,469,338 shares of Common Stock issued and outstanding as of March 6, 2008, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on March 17, 2008.

(b) (i) JGD may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person (x) exercises all Warrants; and (y) converts all the Series A Notes, the Series B Notes and the Series A-1 Notes (assuming exercise of the Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person (x) exercises all Warrants; and (y) converts all the Series A Notes, the Series B Notes and the Series A-1 Notes (assuming exercise of the Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock.

(ii)  York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Capital, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock. As the General Partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Capital, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock. In addition, as the controlling members of Dinan Management, James G. Dinan and Daniel A. Schwartz may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Capital, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock.

(iii) York Investment may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Investment, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock. As the investment manager of York Investment, York Offshore Limited may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Investment, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock. In addition, as the controlling shareholder of York Offshore Limited, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Investment, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock.

(iv) York Select may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Select, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock. As the General Partner of York Select, York Select Domestic Holdings, LLC may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Select, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock. In addition, as the controlling members of York Select Domestic Holdings, LLC, James G. Dinan and Daniel A. Schwartz may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Select, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock.

(v) York Select Trust may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Select Trust, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock. As the investment manager of York Select Trust, York Select Offshore Holdings, LLC may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Select Trust, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock. In addition, as the controlling members of York Select Offshore Holdings, LLC, James G. Dinan and Daniel A. Schwartz may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Select Trust, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock.

(vi) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Credit Opportunities, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock. As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings, LLC may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Credit Opportunities, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock. In addition, as the controlling members of York Credit Opportunities Domestic Holdings, LLC, James G. Dinan and Daniel A, Schwartz may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,621,100 shares of Common Stock, when, as and if the Reporting Person, on behalf of York Credit Opportunities, (x) exercises all applicable Warrants; and (y) converts all the applicable Series A Notes, Series B Notes and Series A-1 Notes (assuming exercise of the applicable Additional Investment Rights), in all cases subject to the restriction in the Securities that the holders thereof and their affiliates shall not beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock.

(vii) York Global Value may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 48,315 shares of Common Stock. As the General Partner of York Global Value, York Global Value Holdings, LLC may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 48,315 shares of Common Stock. In addition, as the controlling members of York Global Value Holdings, LLC, James G. Dinan and Daniel A. Schwartz may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 48,315 shares of Common Stock.

(viii) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1, 2 or 3 has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any share of Common Stock.

(c) During the past sixty (60) days preceding the date of this Statement, the Reporting Person did not purchase any shares of Common Stock in the open market.

(d)  The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Statement as beneficially owned by the Reporting Person is held by York Capital, York Investment, York Select, York Select Trust, York Credit Opportunities, York Global Value or the Managed Account, as the case may be, all of which are the advisory clients of the Reporting Person or its affiliates.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 4 above is incorporated herein by reference.

Item 7.       Material to be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2008

JGD MANAGEMENT CORP.

By: /s/ Adam J. Semler
Name: Adam J. Semler
Title: Chief Financial Officer

INDEX OF EXHIBITS

Exhibit No.	Description

1	Name, title, principal business address, principal occupation and citizenship of each director and executive officer of JGD.

2	Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Investment.

3	Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Offshore Holdings.

4
Securities Purchase Agreement, dated as of May 3, 2007, by and among the Company and each of the purchasers identified on the signature pages thereto (previously filed as Exhibit 2.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 9, 2007).

5
Securities Purchase Agreement, dated as of July 2, 2007, by and among the Company and each of the purchasers identified on the signature pages thereto (previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2007).

6
Amendment to the Securities Purchase Agreement by and among the Company and the Purchasers dated as of May 3, 2007, dated as of August 20, 2007, by and among the Company and the purchasers identified on the signature pages thereto (previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K/A filed with the SEC on December 4, 2007).

7
Form of Additional Investment Right (included as Exhibit A to the Securities Purchase Agreement previously filed as Exhibit 2.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 9, 2007).

8
Form of Series A Senior Secured Convertible Note (included as Exhibit C to the Amendment to the Securities Purchase Agreement previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K/A filed with the SEC on December 4, 2007).

9
Form of Series B Senior Secured Convertible Note (included as Exhibit C-1 to the Amendment to the Securities Purchase Agreement previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K/A filed with the SEC on December 4, 2007).

10
Form of Series A-1 Senior Secured Convertible Note (included as Exhibit C-2 to the Amendment to the Securities Purchase Agreement previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K/A filed with the SEC on December 4, 2007).

11	Form of Warrant (included as Exhibit F to the Securities Purchase Agreement previously filed as Exhibit 2.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 9, 2007).

12	Form of Senior Secured Convertible Bridge Note (previously filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2007).

13
Security Agreement, dated as of July 2, 2007, by and among the Company, the purchasers identified on the signature pages thereto and York Capital Management, L.P. (previously filed as Exhibit 2.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2007).

14
Form of Subsidiary Security Agreement, dated as of July 2, 2007, by each subsidiary of the Company, the purchasers identified on the signature pages thereto and York Capital Management, L.P. (previously filed as Exhibit 2.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2007).

15
Form of Subsidiary Guaranty, dated as of July 2, 2007, by each subsidiary of the Company in favor of the purchasers identified on the signature pages thereto (previously filed as Exhibit 2.5 to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2007).

16
Second Amendment to the Securities Purchase Agreement by and among the Company and the Purchasers dated as of May 3, 2007, dated as of December 18, 2007, by and among the Company and the purchasers identified on the signature pages thereto (previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 20, 2007).

17
Third Amendment to the Securities Purchase Agreement by and among the Company and the Purchasers dated as of May 3, 2007, dated as of February 22, 2008, by and among the Company and the purchasers identified on the signature page thereto (previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 25, 2008).

EXHIBIT 1

DIRECTORS AND EXECUTIVE OFFICERS OF JGD MANAGEMENT CORP.

Name	Title	Principal Business Address	Principal Occupation	Citizenship
James G. Dinan	Chief Executive Officer and Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	USA
Adam J. Semler	Chief Financial Officer and Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	USA
Daniel A. Schwartz	Chief Investment Officer and Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	Canada

EXHIBIT 2

DIRECTORS AND EXECUTIVE OFFICERS OF YORK INVESTMENT

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Dawn E. Davies	Director	Euro-Dutch Trust Co. (Bahamas) Ltd. Charlotte House Charlotte Street P.O. Box N9204 Nassau, The Bahamas	Retired	Bahamas
Anthony L.M. Inder-Rieden	Director	Euro-Dutch Trust Co. (Bahamas) Ltd. Charlotte House Charlotte Street P.O. Box N9204 Nassau, The Bahamas	Trust management Euro-Dutch Trust Co. (Bahamas) Ltd. Charlotte House Charlotte Street P.O. Box N9204 Nassau, The Bahamas	Bahamas

EXHIBIT 3

DIRECTORS AND EXECUTIVE OFFICERS OF YORK OFFSHORE LIMITED

Name	Title	Principal Business Address	Principal Occupation	Citizenship
James G. Dinan	Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	USA
Daniel A. Schwartz	Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	Canada
Adam J. Semler	Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	USA
Anthony L.M. Inder-Rieden	Director	Euro-Dutch Trust Co. (Bahamas) Ltd. Charlotte House Charlotte Street P.O. Box N9204 Nassau, The Bahamas	Trust management Euro-Dutch Trust Co. (Bahamas) Ltd. Charlotte House Charlotte Street P.O. Box N9204 Nassau, The Bahamas	Bahamas